SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Domo, Inc.
(Name of Issuer)
Class B Common Stock, $0.001 par value
(Title of Class of Securities)
257554 105
(CUSIP Number)
June 28, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 257554 105
1. Names of Reporting Persons. Joshua G. James
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 3,967,727 (1)
6. Shared Voting Power 2,143 (2)
7. Sole Dispositive Power 3,967,727 (1)
8. Shared Dispositive Power 2,143 (2)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,969,870 (1) (2)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 15.1% (3)

12. Type of Reporting Person
IN
(1) Includes 3,263,659 shares of the Issuer’s Class A Common Stock held by Cocolalla, LLC, which are convertible into shares of Class B Common Stock on a one-for-one basis at the holder’s election, 100,000 shares of Class B Common Stock held by Joshua G. James, and 604,068 shares of Class B Common Stock issuable upon exercise of options which are exercisable within 60 days of July 3, 2018. Joshua G. James is the Manager of Cocolalla, LLC with voting and dispositive power over the shares held by Cocolalla, LLC.
(2) Includes 2,143 shares held by Joshua G. James’ spouse.
(3) Based on 3,263,659 shares of Class A Common Stock and 23,070,147 shares of Class B Common Stock, as reported in the final prospectus dated June 28, 2018 and filed by the Issuer on June 29, 2018, with such shares of Class A Common Stock treated as converted into Class B Common Stock for the purpose of computing the percentage ownership of the Reporting Persons.

CUSIP No. 257554 105
1. Names of Reporting Persons. Cocolalla, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 3,263,659 (4)
6. Shared Voting Power 0
7. Sole Dispositive Power 3,263,659
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,263,659 (4)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 12.4% (3) (4)

12. Type of Reporting Person
OO
(4) Joshua G. James is the Manager of Cocolalla, LLC with voting and dispositive power over the shares held by Cocolalla, LLC.

Item 1(a) Name of Issuer:
Domo, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
772 East Utah Valley Drive
American Fork, UT 84003
Item 2 (a) Name of Person Filing:
Joshua G. James
Cocolalla, LLC
Item 2 (b) Address of Principal Business Office or, if none, Residence:

c/o Domo, Inc.
Attn: Chief Legal Officer
772 East Utah Valley Drive
American Fork, UT 84003
Item 2 (c) Citizenship:
Joshua G. James        United States
Cocolalla, LLC        Alaska
Item 2 (d) Title of Class of Securities:
Class B Common Stock, $0.001 par value per share
Item 2 (e) CUSIP Number:
257554 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)Amount beneficially owned:
Joshua G. James    3,969,870
Cocolalla, LLC    3,263,659

(b)Percent of class:
Joshua G. James    15.1%
Cocolalla, LLC    12.4%

(c)Number of shares as to which the person has:
Joshua G. James
(i)Sole power to vote or to direct the vote:
3,967,727
(ii)Shared power to vote or to direct the vote:
2,143
(iii)Sole power to dispose or to direct the disposition of:
3,967,727
(iv)Shared power to dispose or to direct the disposition of:
2,143

Cocolalla, LLC
(i)Sole power to vote or to direct the vote:
3,263,659
(ii)Shared power to vote or to direct the vote:
0
(iii)Sole power to dispose or to direct the disposition of:
3,263,659
(iv)Shared power to dispose or to direct the disposition of:
0

Item 5.     Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.     Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.     Identification and Classification of Members of the Group
Not applicable.

Item 9.     Notice of Dissolution of Group
Not applicable.
Item 10.     Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2018

/s/ Joshua G. James
Joshua G. James

Cocolalla, LLC

By : /s/ Joshua G. James
Joshua G. James, Managing Member